■EX-99.1.

Agenda 1: FY2007 Interim Dividend Payout

     The Board of Directors resolved to pay out interim dividends as follows:

1. Interim Dividends per share:	2,500 won/share in cash
2. Total Amount of Interim Dividends:	189,541,065,000 won
3. Dividend Yield Ratio:	0.56%
4. Payment Date:	August 3, 2007 (Seoul time)

* The market price used to calculate the dividend yield ratio is 447,200 won.(the arithmetic average price from June 21 to June 27, for the week before 2 business days of closing shareholders’ list)

Agenda 2: Investment in New Facilities—Increasing the Plate Production Capacity

1. The amount of investment:	1,791 billion won (8.2% of total equity)
2. The purpose of investment:	construction of steelmaking and plate manufacturing process to meet increasing demand for steel plate.
3. Construction Period:	August 2008 ~ July 2010

Agenda 3: Investment in New Facilities — Improvement of EAF in Mini Mill and Development of CEM Process

1. The amount of investment:	203.1 billion won (0.9% of total equity)
2. The purpose of investment:	facility improvement and new process development to strengthen the competitiveness of Mini Mill facility
3. Construction Period:	April 2008 ~ January 2009